Exhibit 99.1

PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

FIRST QUARTER 2017 RESULTS

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All dollar references are in Canadian dollars unless noted otherwise.

Brookfield News, April 24, 2017 - Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC) (the "Trust"), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended March 31, 2017 was $59.4 million or $0.64 per unit, compared to net income of $11.0 million or $0.12 per unit during the same period in 2016.

Revaluation gain for the three months ended March 31, 2017 was $20.3 million, compared to a revaluation loss of $27.6 million during the same period in 2016. The value per unit was $34.14 at the end of the first quarter, an increase over the $33.82 per unit reported at the end of 2016.

Trust funds from operations (“Trust FFO”) for the three months ended March 31, 2017 was $39.4 million or $0.42 per unit, compared to $39.0 million or $0.42 per unit during the same period in 2016. Adjusted funds from operations (“AFFO”) was $31.9 million or $0.34 per unit for the three months ended March 31, 2017, compared to $31.6 million or $0.34 per unit during the same period in 2016.

Commercial property net operating income ("NOI") for the three months ended March 31, 2017 was $68.7 million, which was consistent with the same period in 2016. Same property NOI for the three months ended March 31, 2017 was $68.3 million, compared with $66.9 million during the same period in 2016.

FIRST QUARTER HIGHLIGHTS

Brookfield Canada Office Properties leased 195,000 square feet of space during the first quarter of 2017. The Trust’s occupancy rate finished the quarter at 94.7%, consistent with the prior quarter. This rate compares favourably with the Canadian national average of 88.3%.

Leasing highlights:

•	A 15-year, 57,000-square foot new lease with Harlequin Enterprises Limited at Bay Adelaide East
•	A seven-year, 34,000-square foot renewal with Public Works & Government Services Canada at Exchange Tower
•	A six-year, 21,000-square foot new lease with EventMobi at Queen's Quay Terminal

Construction continues on schedule at Brookfield Place Calgary East. The pavilion and lobby finishes are well underway and commissioning and testing of base building systems has commenced. The project is currently 81% pre-leased to Cenovus and The Bank of Nova Scotia. Completion remains on target for late 2017.

OUTLOOK

“The revaluation gain recognized in the first quarter of 2017 compared to a loss from a year ago speaks to the strength of the Toronto market,” said Jan Sucharda, president and chief executive officer. “In addition, our Brookfield Place Calgary East development project has entered its final stages and the tower remains on schedule for delivery in late 2017.”

THE TRUST ENTERS INTO DEFINITIVE AGREEMENT WITH BROOKFIELD PROPERTY PARTNERS (“BPY”) FOR GOING PRIVATE TRANSACTION. Pursuant to the agreement which was announced on April 20th, 2017, BPY would effectively acquire the approximately 17.0% equity interest in the Trust that it or its subsidiaries do not own (approximately 15.9 million units) for $32.50 cash per unit. The transaction is structured as a redemption of units by the Trust. The Board of Trustees intends to unanimously recommend that unitholders of the Trust approve the redemption.

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Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1092 per Trust unit payable on June 15, 2017 to holders of Trust units of record at the close of business on May 31, 2017. The distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the distribution will be based on the Bank of Canada exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada exchange rate on the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary and Ottawa, and a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Canada Office Properties’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the Investors section of its website at www.brookfieldcanadareit.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldcanadareit.com or contact:

Contact:

Sherif El-Azzazi

Director, Investor Relations

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Canada Office Properties’ 2017 first quarter results as well as Supplemental Information on Brookfield Canada Office Properties’ website under the Investors section at www.brookfieldcanadareit.com.

The conference call can be accessed via webcast on April 25, 2017 at 9:00 a.m. Eastern Time at www.brookfieldcanadareit.com. It can also be accessed via teleconference toll-free at 844-536-4457 in the U.S and Canada or for overseas calls please dial 574-990-3011, passcode: 3478735, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed by dialing 855-859-2056 toll-free in the U.S and Canada or for overseas calls please dial 404-537-3406, passcode: 3478735. Due to the pending going private transaction, management will not be hosting a question and answer session on the call.

Non-IFRS Measures

This press release and accompanying financial information make reference to NOI, same property NOI, FFO, Trust FFO and AFFO on a per unit and/or total basis.

NOI, same property NOI, FFO, Trust FFO and AFFO do not have any standardized meaning prescribed by Internal Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Trust uses these non-IFRS measures to assess its operating results. These measures should not be used as alternatives to other operating measures determined in accordance with IFRS but rather to provide supplemental insights into performance. NOI is an important measure that both investors and management use to assess operating performance of our commercial properties, FFO is a widely used measure by securities analysts, investors and other interested parties in analyzing the performance of real estate notwithstanding the variability of its fair value, and AFFO is a measure used to assess an entity’s ability to pay distributions.

The Trust defines NOI as adjusted commercial property revenue net of direct property operating expenses, including property administration costs that have been deducted, but prior to deducting interest expense, general and administrative expenses and revaluation gain (loss). Included in adjusted commercial property revenue and revaluation gain (loss) is the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value gains (losses). Management believes the inclusion of the rental lease payments, net of non-cash rental revenue, is important to help investors understand the contracted economics of the Bay Adelaide East acquisition on an "as-if-completed-and-stabilized basis" and the related recurring operating cash flows generated pursuant to that arrangement.

Same property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature. Same property NOI allows the Trust to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and non-recurring income (charges), which for the historical periods presented consist primarily of lease termination income.

Trust FFO is defined as net income prior to transaction costs, revaluation gain (loss) which include the impact of rental payments received from the related party lease as described above, and certain other non-cash items, if any. Trust FFO does not represent or approximate cash generated from operating activities and is consistent with the definition of FFO per the Real Property Association of Canada ("REALPAC") FFO white paper, except that Trust FFO further includes the adjustment for the related party lease payments. AFFO is defined as Trust FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the successful completion of the redemption by the Trust of the units not owned by BPY and its subsidiaries; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	Mar 31, 2017	Dec 31, 2016
Assets
Investment properties
Commercial properties	$5,486.1	$5,397.0
Commercial development	714.3	684.3
	6,200.4	6,081.3

Tenant and other receivables	16.9	15.8
Other assets	7.2	7.9
Cash and cash equivalents	59.2	52.2
	$6,283.7	$6,157.2

Liabilities
Investment property and corporate debt	$2,869.9	$2,828.0
Accounts payable and other liabilities	222.1	166.8

Equity
Unitholders' equity	887.5	879.0
Non-controlling interest(1)	2,304.2	2,283.4
	$6,283.7	$6,157.2

(1)	Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31
	2017	2016
Commercial property revenue	$131.2	$129.3
Direct commercial property expense	64.9	66.9
Interest expense	22.5	23.8
General and administrative expense	7.1	6.3
Income before fair value gains (losses)	36.7	32.3
Fair value gains (losses)	22.7	(21.3)
Net income and comprehensive income	$59.4	$11.0

Net income and comprehensive income attributable to:
Unitholders	$16.6	$3.1
Non-controlling interest	42.8	7.9
	$59.4	$11.0
Weighted average Trust units outstanding	26.4	26.3
Net income per Trust unit	$0.64	$0.12

RECONCILIATION OF COMMERCIAL PROPERTY REVENUE TO NET OPERATING INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31
	2017	2016
Commercial property revenue	$131.2	$129.3
Impact of related party lease rental payments	2.4	6.3
Adjusted commercial property revenue	$133.6	$135.6
Deduct:
Direct commercial property expense	64.9	66.9
Commercial property net operating income	$68.7	$68.7

RECONCILIATION OF FAIR VALUE TO REVALUATION GAIN (LOSS)

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31
	2017	2016
Fair value gains (losses) per Statement of Income	$22.7	$(21.3)
Impact of related party lease rental payments	(2.4)	(6.3)
Revaluation gain (loss)	$20.3	$(27.6)

RECONCILIATION OF NET INCOME TO TRUST FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31
	2017	2016
Net income	$59.4	$11.0
Add (deduct):
Revaluation (gain) loss	(20.3)	27.6
Amortization of lease incentives	0.3	0.4
Trust funds from operations	$39.4	$39.0
Trust funds from operations - unitholders	11.0	10.9
Trust funds from operations - non-controlling interest	28.4	28.1
	$39.4	$39.0
Weighted average Trust units outstanding	26.4	26.3
Trust funds from operations per Trust unit	$0.42	$0.42

RECONCILIATION OF TRUST FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31
	2017	2016
Trust funds from operations	$39.4	$39.0
Add (deduct):
Straight-line rental income	—	(0.1)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.7)	(5.8)
Normalized maintaining value capital expenditures(1)	(1.8)	(1.5)
Adjusted funds from operations(2)	$31.9	$31.6
Adjusted funds from operations - unitholders	8.9	8.8
Adjusted funds from operations - non-controlling interest	23.0	22.8
	$31.9	$31.6
Weighted average Trust units outstanding	26.4	26.3
Adjusted funds from operations per Trust unit	$0.34	$0.34

(1)	As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current state and exclude projects that are considered to add productive capacity.
(2)	AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $31.1 million for the three months ended March 31, 2017.